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SECURITIES A[illegible] 10030890
Was[illegible]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUSADER SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 MAIN STREET, SUITE 201
(No. and Street)

SOUTHAMPTON (City) NY (State) 11968 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MESSINEO, PETER, CPA
(Name – *if individual, state last, first, middle name*)

1982 OTTER WAY (Address) PALM HARBOR (City) FL (State) 34685 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blair A West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crusader Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN BEFORE ME THIS 24th DAY OF May, 2011

Notary Public

Signature

Managing Member
Title

ANTHONY VALLE
NOTARY PUBLIC, State of New York
No. 01VA5010381, Suffolk County
Commission Expires April 12, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUSADER SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE
TWELVE MONTHS ENDED DECEMBER 31, 2009

CRUSADER SECURITIES, LLC
INDEX TO FINANCIAL STATEMENTS

Peter Messineo
Certified Public Accountant
1982 Otter Way Palm Harbor FL 34685
peter@cpa-ezxl.com
T 727.421.6268 F 727.674.0511

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS OF
CRUSADER SECURITIES, LLC
63 MAIN STREET, SUITE 201
SOUTHAMPTON, NY 11968

I have audited the accompanying statement of financial condition of Crusader Securities, LLC as of December 31, 2009, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crusader Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company was in violation of the net capital and aggregate indebtedness requirements at December 31, 2009 and is prohibited from conducting its investment banking business. The inability to conduct investment banking activities raises substantial doubt about its ability to continue as a going concern.. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedule(s) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Peter Messineo, CPA
Palm Harbor Florida
May 24, 2010

CRUSADER SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(Dollars in thousands)

ASSETS:		
Cash and cash equivalents	$	8
Receivables from customer		4
Marketable equity securities		43
Prepaid expenses		2
Furniture, fixtures and equipment, net of accumulated depreciation of $87		1
Other assets		3
Total assets	$	61
LIABILITIES AND MEMBER'S EQUITY:		
Liabilities:		
Accounts payable	$	7
Accrued expenses		4
Total liabilities		11
Commitments and contingencies (see Note 6)		
Member's equity		50
Total liabilities and member's equity	$	61

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in thousands)

Revenue:		
Consulting fees	$	224
Loss on sale of securities		(7)
Total revenues		217
Expenses:		
General and administrative expenses		32
Occupancy and related		31
Communication expenses		9
Depreciation expense		16
Total expenses		88
Operating income		129
Other income		2
Net income	$	131

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC.
STATEMENT OF MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2009
(Dollars in thousands)

Balance – beginning of the year	$	874
Net income for the period		131
Capital contributed		-
Distributions and advance to member charged to member's equity		(955)
Balance December 31, 2008	$	50

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR YEAR ENDED DECEMBER 31, 2009
(Dollars in thousands)

N

O

N

E

See accompanying notes are an integral part of these financial statements.

CRUSADER INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 131
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	17
Loss on sale of securities	7
Changes in assets and liabilities:	
Increase (decrease) in:	
Receivable from customers	(3)
Prepaid expenses	(2)
Accounts payable and accrued expenses	(23)
Cash provided by operating activities	127
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from the sale of securities	8
Cash provided by investing activities	8
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(155)
Cash used in financing activities	(155)
Net increase in cash and cash equivalents	(20)
Cash and cash equivalents, beginning of period	28
Cash and cash equivalents, end of period	$ 8
Supplemental Cash Flow Data:	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31. 2009

NOTE 1. NATURE OF BUSINESS

ORGANIZATION AND OPERATIONS - Crusader Securities, LLC. (the "Company" "we" "us") is a New York State limited liability company licensed to conduct business as a limited broker/dealer in mutual funds, limited partnerships and variable annuities. We operate pursuant to exemption k(i) of Rule 5c3-3. We are a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and are a wholly owned subsidiary of Crusader Financial Group, Inc. See NOTE 5

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, we consider all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. Cash and cash equivalents include cash on hand and funds held in checking, money market, and savings accounts.

RECEIVABLES FROM CUSTOMERS - Receivables from customers consist of fees due on consulting and advisory assignments.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – We evaluate the collectability of receivables from customers based on numerous factors, including past transaction history with customers and their creditworthiness. This estimate is periodically adjusted when the Company becomes aware of specific customers' inability to meet their financial obligations (e.g., bankruptcy filing or other evidence of liquidity problems).

MARKETABLE SECURITIES OWNED, AT MARKET VALUE - Marketable securities owned are comprised of the equity securities held in the Company's account for trading. The securities are recorded at market value with unrealized gains and losses reflected in the current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

OFFICE PROPERTY AND EQUIPMENT, NET - Office property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment and software	Three to five years
Furniture and fixtures	Five to seven years
Automobiles	Five years

DERIVATIVES - The Company does not purchase, sell, or utilize off-balance sheet derivative financial instruments or derivative commodity instruments.

INCOME TAXES – The Company is a limited liability company, and therefore, is not subject to federal, state and city income taxes.

REVENUE RECOGNITION – The Company's revenues consist primarily of contingency fees received from clients for capital placement as well as merger and acquisition advisory engagements. The Company also performs other consulting services for its clients under engagement letters calling for the payment of up-front fees. The Company recognizes revenue from these up-front fees in accordance with ASC 605. Expenses associated with financial advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

ADVERTISING - The Company's advertising costs are expensed as incurred.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company's financial instruments, other than trading securities, consist primarily of cash, receivables from customers, deposits, notes payable, and accounts payable. These amounts approximate their fair value due to their short-term nature.

FINANCIAL REPORTING - COMPREHENSIVE INCOME - Generally accepted accounting principles require an entity to report its change in equity during the period from transactions and events other than those resulting from investments by and distributions to owners. All items that are recognized as comprehensive income are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have material amounts of comprehensive income other than those already shown in the Statements of Operations; therefore, separate statements of comprehensive income are not included with these financial statements.

SUBSEQUENT EVENTS – We have evaluated events and transactions that occurred after the balance sheet date through the issuance date of these financial statements to determine if financial statement recognition or additional disclosure is required.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS –
In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-03, SEC Update — Amendments to Various Topics Containing SEC Staff Accounting Bulletins. This ASU updated cross-references to Codification text. The adoption of ASU 2009-03 will not have a material impact on our financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. This

Accounting Standards Update amends Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, to provide guidance on the fair value measurement of liabilities. The adoption of ASU 2009-05 is not expected to have a material impact on our financial statements.

In September 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This Accounting Standards Update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The adoption of ASU 2009-09 will not have material impact on our financial statements.

In September 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-12, Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) . This Accounting Standards Update amends Subtopic 820-10, Fair Value Measurements and Disclosures > Overall, to provide guidance on the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of ASU 2009-12 will not have material impact on our financial statements.

In January 2010, the FASB issued authoritative guidance, Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements*, intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers. Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). Currently, the Company does not have any assets or liabilities that are subject to this guidance. As such, this guidance did not have an impact on the Company's results of operation or financial position. This guidance is effective for interim and annual periods beginning after December 15, 2009.

In February 2010, the FASB issued authoritative guidance on subsequent events. The guidance requires an SEC filer to evaluate subsequent events through the date the financial statements are issued but no longer requires an SEC filer to disclose the date through which the subsequent event evaluation occurred. The guidance became effective for the Company upon issuance and had no impact on the Company's results of operations or financial position.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

The Company receives money from and advances money to its to fund the working capital requirements. The advances were charged to member's equity at December 31, 2009 and were non-interest bearing with no fixed repayment date.

NOTE 4. OFFICE PROPERTY AND EQUIPMENT

Office property and equipment as of December 31, 2009:

Furniture, fixtures and leasehold Improvements	$	25
Office equipment		64
		89
Accumulated depreciation		(88)
	$	1

Depreciation expense for the twelve months ended December 31, 2009 was $17.

NOTE 5. GOING CONCERN

The Company was notified by FINRA that it was not in compliance with the Net Capital Rule, SEC Rule 15c3-1 as a result of the subsidiary guarantee agreement entered into between the Company and Laurus Master Fund, Ltd. ("Laurus"). As a result of this violation, the Company is prohibited from conducting its investment banking business. The inability to conduct investment banking activities raises substantial doubt about the Company's ability to continue as a going concern. The Company's parent intends to continue settlement negotiations with Laurus hoping to release the Company from the subsidiary guarantee as well as settling the Company's parent's obligations to Laurus. There can be no guarantees that the Company's parent will be successful in terminating the subsidiary guarantee agreement.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Stock Pledge Agreement – In October 2006, the Company entered into a stock pledge agreement with Laurus Master Fund, Ltd. ("Laurus"). Pursuant to this agreement, the Company pledged its marketable security portfolio as an inducement for Laurus to purchase certain securities of the Company's parent. The agreement calls for the Company to notify Laurus in the event of sales of its marketable securities and allows for sales of the Company's marketable securities provided that an event of default as defined in therein has not occurred. During the year ended December 31, 2008, the Company's parent was notified of a default under its agreements with Laurus. However, the Company's parent believes it has defenses against the purported default. As of December 31, 2009, no legal action has been undertaken by Laurus with respect to the agreements executed by the Company or its parents..

Guarantee Agreement – The Company is subject to a subsidiary guarantee agreement with Laurus. Pursuant to this agreement, the Company guaranteed certain obligations of its parent to Laurus. At December 31, 2008, the Company is aware of purported defaults under the agreements between Laurus and the Company's parent. Laurus Master Fund is in the process of liquidating and has taken no action with respect to the guarantee agreement. The Company believes the probability of Laurus exercising any rights it might have under the agreement to be remote. Therefore, no provisions have been made for the impact of Laurus exercising its rights under the guarantee agreement. If Laurus were to exercise its rights under the guarantee agreement, it would have a material impact on our financial statements.

Accounting For Contingencies – The Company accrues for contingencies in accordance with Accounting Standards Codification ("ASC") 450, when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.

Supervisory Regulation - The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1000%. At December 31, 2009, the Company had net capital deficit of of $4,371 and was $4,376 below its required net capital of $5. Since the Company had a net capital deficiency, the aggregate indebtedness to net capital calculation was not meaningful.

Litigation - The Company is a party to routine pending or threatened legal proceedings and arbitrations. Based upon information presently available and in light of legal and other defenses available to the Company, management believes that any liability from any threatened or pending litigation will not have a material impact on the Company's financial statement.

(Schedule 1)
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
(Dollars in thousands)

NET CAPITAL	
Member's equity	$ 50
Deductions:	
Non-allowable assets	10
Subsidiary guarantee agreement	4,400
Haircuts on securities	11
Net Capital	$ (4,371)
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 11
Subsidiary guarantee agreement	4,400
Total aggregate indebtedness	$ 4,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 5
Excess/(Deficit) net capital	$ (4,376)
Ratio: Aggregate indebtedness to net capital	NM

RECONCILATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 29
Net audit adjustments	(4,405)
Net capital, as above	$ (4,376)

Peter Messineo
Certified Public Accountant
1982 Otter Way Palm Harbor FL 34685
peter@cpa-ezxl.com
T 727.421.6268 F 727.674.0511

TO THE MEMBERS OF
CRUSADER SECURITIES, LLC

In planning and performing my audit of the financial statements of Crusader Securities, LLC (the "Company"), for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency*[2] is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, managers, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Peter Messineo, CPA
Palm Harbor Florida
May 24, 2010